AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
April 24, 2008	Berlin & FSE: GV6

AVINO'S SAN GONZALO VEIN YIELDS
93% SILVER RECOVERY BY BULK FLOTATION

Avino Silver & Gold Mines Ltd. ("Avino"or the "Company") is pleased to report that preliminary metallurgical testing on a composite sample of San Gonzalo ore has been completed at SGS Minerals Services ("SGS"), Durango, Mexico. The results indicate the silver and gold minerals will respond favourably to flotation with gold recoveries of 89 to 90% and silver recoveries of 92 to 93%.

The results are extremely encouraging and the most favourable test conditions used in the lab are being used in developing the design and configuring the plant process flowsheet that is currently underway. In addition, the information derived from the lab work is also being used to support of permitting applications that are also currently underway.

Samples used in preparing the metallurgical test composite consisted of the assay rejects from the vein intercepts of diamond drill holes SG-07-03, SG-07-13, SG-07-22, SG-07-24, SG-07-25 and SG-07-31. (See Avino's website at www.avino.com for the location of these drill holes). In total, there were 22 assay reject samples weighing approximately 25kg that were used in preparing the overall test composite.

Head assays of the overall test composite as reported by SGS are as follows:

Gold	1.86g/tonne
Silver	364g/tonne
Lead	0.27%
Zinc	0.65%
Copper	0.09%
Iron	3.67%
Sulfur	3.60%

A total of 5 flotation tests were performed. The first 3 tests were performed at different grinds and the remaining two tests were done using the best grind from the first set of tests and changing one of the flotation chemicals.

No cleaning of the rougher/scavenger flotation was done pending feedback from potential buyers of the silver rich flotation concentrate.

The grind series of tests showed a medium fine grind of 80% passing 150mesh provided the best results. Gold and silver recoveries were 89% and 92% respectively. In addition the recoveries of lead zinc and copper were 71%, 76% and 90% respectively. The grade of the combined concentrate was 19.7g Au/t, 3967g Ag/t, 2.0% Pb, 5.4% Zn and 1% Cu. The mass pull to concentrate was 8.7% .

Overall the test results demonstrate the kinetics of gold/silver flotation is extremely fast with the bulk of the recoveries occurring in the first 4 minutes of flotation time.

The ball mill work index obtained by SGS was 14.5kWh/ton ore. This indicates the ore has medium hardness characteristics and does not appear to be unusual.

David Wolfin, President of the Company states: "With the positive results from the testing of San Gonzalo ore we are moving ahead with the necessary permits to commence a 10,000 tonne bulk sample. While we wait for the permits we have been assembling a 250 ton a day mill. A majority of the equipment is already on site."

This news release was prepared by Jasman Yee, P. Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company's focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

This press release contains "forward-looking statements. Forward-looking statements express, as at the time of this press release, the Company's plans, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.